SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)

PENSON WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

709600 10 0

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

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CUSIP No. 709600 10 0	13G/A

(1)	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Roger J. Engemoen, Jr.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 58,867
(6) Shared voting power 2,377,855
(7) Sole dispositive power 58,867
(8) Shared dispositive power 2,377,855
(9)	Aggregate amount beneficially owned by each reporting person 2,436,722
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row 9 8.8%
(12)	Type of reporting person* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 709600 10 0	13G/A	74-2940779

(1)	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Engemoen Investments LLC 74-2940779
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 2,377,855
(7) Sole dispositive power 0
(8) Shared dispositive power 2,377,855
(9)	Aggregate amount beneficially owned by each reporting person 2,377,855
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row 9 8.6%
(12)	Type of reporting person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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CUSIP No. 709600 10 0	13G/A	74-2940782

(1)	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Engemoen Family Partnership Ltd. 74-2940782
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,377,855
(6) Shared voting power 0
(7) Sole dispositive power 2,377,855
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,377,855
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row 9 8.6%
(12)	Type of reporting person* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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AMENDMENT NO. 5 TO SCHEDULE 13G/A

This Amendment No. 5 to Schedule 13G (the “Amendment”) is being filed with the Securities and Exchange Commission as an amendment to that certain Schedule 13G filed on February 13, 2007 (the “13G”) as amended by Amendment No. 1 filed on February 13, 2008, by Amendment No. 2 filed on February 9, 2009, by Amendment No. 3 on February 10, 2010 and by Amendment No. 4 on February 11, 2011 on behalf of Roger J. Engemoen, Jr., Engemoen Investments, LLC, a Texas limited liability company (“Investments”), and Engemoen Family Partnership Ltd., a Texas limited partnership (the “Partnership” collectively, together with Mr. Engemoen and Investments, the “Reporting Persons”).

This Amendment relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Engemoen and by the Partnership.

Item 4 of the 13G is hereby amended and restated to read as follows.

Item 4 Ownership.

(a)	The Partnership and Investments are the beneficial owners of 2,377,855 Common Shares. Mr. Engemoen beneficially owns 2,436,722 Common Shares.

(b)	Each of the Partnership and Investments are the beneficial owners of 8.6% of the outstanding Common Shares. Mr. Engemoen is the beneficial owner of 8.8% of the outstanding Common Shares.

(c)	The Partnership has the sole power to vote and dispose of 2,377,855 Common Shares. Investments has the shared power to vote and dispose of 2,377,855 Common Shares. Mr. Engemoen has the sole right to dispose of the 58,867 Common Shares relating to his options that are exercisable within the next 60 days and the shared right to vote and dispose of 2,377,855 Common Shares as Manager and President of Investments.

The filing of this Amendment shall not be construed as an admission that any of Investments or Mr. Engemoen is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,377,855 Common Shares owned by the Partnership. Pursuant to Rule 13d-4, each of Investments and Mr. Engemoen disclaims all such beneficial ownership except to the extent of their respective pecuniary interest.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

ENGEMOEN FAMILY PARTNERSHIP LTD.

By:	Engemoen Investments LLC its general partner

By:	/s/ Roger J. Engemoen, Jr.
Roger J. Engemoen, Jr., President

ENGEMOEN INVESTMENTS LLC

By:	/s/ Roger J. Engemoen, Jr.
Roger J. Engemoen, Jr., President

/s/ Roger J. Engemoen, Jr.
Roger J. Engemoen, Jr.

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